October 31, 2006

By Hand and Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Lee

Re:                               Citadel Security Software Inc.
Preliminary Schedule 14A
File No. 001-33491

Dear Mr. Lee:

On behalf of Citadel Security Software Inc. (the “Company”), we are responding to the letter dated October 24, 2006 setting forth the comments of the Staff of the Division of Corporation Finance on the above-referenced filing on Schedule 14A. The numbers of the responses are keyed to the numbers of the comments in the October 24, 2006 letter, which are set forth below in italics.

1.                                       Please confirm that all necessary disclosure pursuant to Item 14 of Schedule 14A  has been provided.  Specifically, as information pursuant to Item 14(c)(1) has not been provided, please confirm that such information is not required or, as necessary, please provide this information.  Please refer to Question H.6 of our July 2001 Third Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations for guidance regarding the financial statements that must be provided with respect to asset sale transactions.

We confirm on behalf of the Company that all such necessary disclosures have been provided. Pursuant to Instruction 2(a), information described in Item 14(c)(1) is not provided because the required information regarding McAfee, Inc. is not material to an informed voting decision.  Information required by Items 14(c)(2) and 14(b)(8)-(11) has not been included in reliance on Instruction 2(b). Moreover, in view of the fact that the Company will distribute significantly all its cash to stockholders shortly following closing of the asset sale, will not retain any significant assets  (except for the contingency reserve required pursuant to Delaware law, or a comparable reserve if the liquidation proposal is not approved) and does not expect to have any significant liabilities, historical financial and other information and pro forma financial information would not provide information relating to the Company following the transaction that would be material to an informed voting decision.

2.                                       In the summary term sheet and in other places in the proxy statement where you discuss the consideration of $56 million for this sale, please disclose that net cash available from the sale is approximately $17 million and the estimated cash to be distributed to the common stockholders is approximately $18 million.  You may wish to also discuss the components of your material expenses and obligations relating to this sale, such as the $18.8 million preferred stock payments, the $8.5 million loan repayments (much of which is to your president and chief executive officer) and the $6.8 million severance costs.

The requested disclosures have been made (see pages 2-3, 6, 25 and 52).

3.                                       We note your disclosure on page 11 and elsewhere in your filing regarding the necessary governmental filings for the transaction.  Please reconcile for us the disclosure here with your disclosure on page 4 in which you indicate that the closing of the transaction is conditioned upon specified encryption requests filed with and certain voluntary disclosures made to governmental agencies.

The disclosures on pages 12 and 62 have been revised to discuss the governmental filings that are required by the Asset Purchase Agreement. As indicated, all such filings have been made.

4.                                       We note your discussion on pages 5 and 10 regarding the $500,000 prepayment penalty in connection with the Solomon loan repayment.  We note that the loan was entered into on August 11, 2006, and that you had been in contact with McAfee since late 2005 regarding the current proposed sale.  Please disclose that the loan, with the change in control clause which would include an asset sale to McAfee, was entered into at a time when you were in active negotiations with McAfee regarding your potential sale.

The requested disclosure has been added. See pages 11, 28 and 43.

5.                                       Additionally, it appears that a discussion of the  Solomon loan is required under Item 1.01 of Form 8-K, or in Item 5 of Part II of your Form 10-Q filed August 14, 2006.  See, e.g., Question 1 of the Division of Corporation Finance’s Frequently Asked Questions (Nov. 23, 2004).  Please advise.

As we discussed, the Solomon loan, including all material terms, is discussed in both the financial statements and in the liquidity section of management’s discussion in the Form 10-Q filed August 14, 2006. The note was filed as Exhibit 10.1 to the Form 10-Q. Failure to refer to the loan in Item 5 was an oversight. A Form 8-K will be filed to correct this oversight prior to mailing the proxy statement.

6.                                       We note your question and answer on page 13 that “[t]he asset sale to McAfee LLC is not conditioned upon the liquidation being approved.”  Please reconcile this statement with your disclosure on page 4 and elsewhere that the asset purchase agreement is subject to a number of conditions including the approval of the asset sale and the plan of liquidation and dissolution by stockholders.  We further note that Sections 4.11 and 5.1(i) of the asset purchase agreement appear to condition the closing of the transaction on stockholder approval of the liquidation and dissolution plan.

We have revised the discussion throughout the proxy statement to make clear that approval of the liquidation is a closing condition of both parties’ obligations to complete the asset sale, and that whether the asset sale would occur if the liquidation is not approved will depend on whether the purchaser waives that condition. See the changes on pages 6, 14 and 21-22.

7.                                       We note your disclosure on pages 20 and 64 in your filing regarding the necessary contingency reserve.  We further note your disclosure on page 17 and elsewhere regarding a likely distribution to stockholders of $.52 to $.54 per share.  Your table on page 17 reflecting an estimated distribution of $.53 per share does not appear to have provided for the necessary contingency reserve.  Please advise us whether footnote (8) of the table is such contingency reserve.  If so, please clarify your disclosure to indicate so.  If not, please explain how an estimated distribution of $.52 to $.54 to stockholders in January 2007 was determined without accounting for the contingency reserve and revise as appropriate.

The reserve is not set out as a separate line item. A portion is included in the amount accompanying footnote (8), although that amount also includes operating expenses from closing through the time the reserve is established. The remaining reserve will depend in large part on the accuracy of the amounts indicated as “estimated” within the table, as well as management’s ability to resolve the obligations in the table in a timely manner. We have added a footnote to the table to indicate that a contingency reserve will be established before cash is distributed to shareholders, along with references to the discussions of the factors that might affect the reserve preceding the table and within the liquidation proposal.

In addition the statement of the Company requested in the closing comment of the October 24, 2006 letter is being provided herewith.

We would appreciate any comments you may have concerning the foregoing responses and the revisions to the preliminary proxy statement at your earliest convenience. If you have any questions, please contact the undersigned at (214) 855-7545 or David Wood at (972) 458-0300.

Sincerely,

/s/ Peter E. Lorenzen
Peter E. Lorenzen

cc:                                         Steven B. Solomon
David A. Wood
Benjamin D. Nelson

Citadel Security Software Inc.
Two Lincoln Center
5420 LBJ Freeway, Suite 1600
Dallas, Texas 75240

October 31, 2006

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:                              Citadel Security Software Inc.
Preliminary Schedule 14A Filed October 16, 2006
File No. 000-33491

Dear Ladies and Gentlemen:

Pursuant to the Staff request dated October 24, 2006, Citadel Security Software Inc. (the “Company”) hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Citadel Securities Software Inc.

By:	/s/ Steven B. Solomon
Steven B. Solomon
President and Chief Executive Officer